iVALT, INC.

UNAUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2025, AND 2024

iVALT, INC.

Balance Sheets

As of December 31, 2025, and 2024

Unaudited

	2025	2024
Assets		
Current assets:		
Cash	$ 136,045	$ 23,018
Total current assets	136,045	23,018
Noncurrent assets:		
Computer equipment, net	6,269	8,269
Total noncurrent assets	6,269	8,269
Total Assets	142,315	31,287
Liabilities and shareholders equity:		
Current liabilities:		
Accounts payable	38,760	9,596
Accrued license fee	10,000	10,000
Accounts payable - related party	31,040	37,040
Notes and loans payable	215,765	211,386
Total current liabilities	295,565	268,023
Notes Payable - Noncurrent	400,000	-
Total Liabilities	695,565	268,023
Shareholders' (deficit) equity:		
Class A Common stock $.0001 par value, Authorized: December 31, 2025 and 2024; 90,000,000 shares and 90,000,000 shares, respectively; Issued: December 31, 2025 and 2024, 72,485,129 shares and 71,785,129 shares, respectively.	529	459
Class C Common stock $.0001 par value, Authorized: December 31, 2025 and 2024; 10,000,000 shares and 10,000,000 shares, respectively; Issued: December 31, 2025 and 2024, 97,002 shares and 94,002 shares, respectively.	10	8
Additional paid-in capital	357,933	339,687
Retained deficit	(911,723)	(576,890)
Total shareholders' deficit	(553,251)	(236,736)
Total liabilities and shareholders' deficit	$ 142,315	$ 31,287

iVALT, Inc.

Statements of Operations

For the Year Ended December 31, 2025, and 2024

Unaudited

	2025	2024
Revenue:		
License revenue	$ -	$ -
Cost of revenue	-	-
Gross profit	-	-
Operating expenses		
Research and development	248,542	144,920
General and administrative	57,156	68,890
Total operating expenses	306,698	213,810
Loss from operations	(306,698)	(213,810)
Other income (expense)		
Interest income	1,842	2,003
Other income	-	540
Interest and other expense	(29,051)	(1,675)
Other expense - net	(27,209)	869
Loss before taxes	(333,907)	(212,941)
Provision for income taxes	925	1,064
Net loss	$ (334,833)	$ (214,005)

iVALT, Inc.

Statement of Changes in Shareholders' Equity

For the Year Ended December 31, 2025, and 2024

Unaudited

| | Common Stock | | | | Additional | Retained | Total Shareholders' |
| | Class A | | Class C | | Paid-in | | |
	Shares	Amount	Shares	Amount	Capital	(Deficit)	(Deficit)
Balance as of December 31, 2023	68,029,600	$ 83	-	$ -	$ 4,929	$ (362,885)	$ (357,873)
Issuance of common stock:							
Conversion of promissory notes	1,295,537	130			270,730		270,860
Sale of Common Stock, Class C			94,002	8	42,301		42,309
Exercise of stock options	2,459,992	246			21,727		21,973
	3,755,529	376	94,002	8	334,758	-	335,141
Net loss						(214,005)	(214,005)
Balance as of December 31, 2024	71,785,129	$ 459	94,002	$ 8	$ 339,687	$ (576,890)	$ (236,736)
Issuance of common stock:							
Exercise of stock options	700,000	70			17,430		17,500
Sale of Common Stock, Class C			3,000	2	816		818
	700,000	70	3,000	2	18,246	-	18,318
Net loss						(334,833)	(334,833)
Balance as of December 31, 2025	72,485,129	529	97,002	$ 10	$ 357,933	$ (911,722)	$ (553,251)

iVALT, Inc.

Statements of Cash Flows

For the Year Ended December 31, 2025, and 2024

Unaudited

	2025	2024
CASH FLOW FROM OPERATING ACTIVITIES:		
Net loss	$ (334,833)	$ (214,005)
Adjustments to reconcile net income used in operating activies:		
Depreciation	1,000	1,000
Changes in operating assets and liabilities:		
Accounts payable - trade	29,165	(7,605)
Accrued license fee	-	-
Accounts payable - related party	(6,000)	15,765
Net cash provided by (used in) operating activities	23,165	8,160
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of computer equipment	-	-
Net cash provided by (used in) investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Borrowings under loans payable	-	(7,980)
Payments of loans payable	(3,504)	-
Conversion of promissory notes	-	(275,810)
Issuance of convertible promissory notes	407,882	20,000
Issuance of common stock - Class A	19,318	317,198
Issuance of common stock - Class C	-	3,226
Net cash provided by (used in) investing activities	423,696	56,633
NET CHANGE IN CASH	113,028	(148,212)
CASH - Beginning of year	23,018	171,230
CASH - End of year	$ 136,045	$ 23,018

iVALT, INC.
NOTES TO UNAUDITED FINANCIAL STATEMENTS
For calendar years ended December 31, 2025, and 2024

NOTE 1 – NATURE OF OPERATIONS

iVALT, INC. (which may be referred to as the "Company", "we," "us," or "our") was incorporated on January 2, 2019 in Delaware. It is currently operating as a development-stage company with its identity validation software application solution substantially ready for introduction to the market on a broad scale.

Since Inception, the Company has primarily relied on securing funding from investors to fund its operations. The Company has an exclusive license to commercialize several patents around digital identity validation. iVALT has developed key products which it intends to launch into the market in 2026 that it believes will generate considerable license revenue sufficient to fund operations. If these products are not successful, and if the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking

account. As of December 31, 2025, and 2024, the Company had $136,045 and $23,018 of cash on hand, respectively.

Fixed and Intangible Assets

Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts, and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of December 31, 2025 the Company had net fixed assets of $6,269.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company records revenue as services are performed or products are sold over the life of the licensing agreements.

Cost of Revenue

Cost of revenue consists primarily of hosting costs, merchant and credit card processing fees, consulting costs, and compensation, employee benefits operations and support personnel associated with the delivery of our products to our customers.

Accounts Receivable

Customers of the Company pay at the time of ordering or purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company was established in 2019. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – EQUITY AND CONVERTIBLE NOTES

The Company has authorized 90,000,000 shares of Class A Common Stock inclusive of a 8-to-1 forward stock split effected on March 28, 2024. The Company also has authorized 10,000,000 shares of Class C common stock as of the report date. Dr. Baldev Krishan constructively owns approximately 64 percent of the Company's outstanding shares.

The Company issued $380,000 in unsecured promissory notes in 2025 and $20,000 in 2024 to fund the growth of the Company. The notes accrue interest at a rate of 10 percent per annum. Noteholders also received fully vested warrants for the purchase of common stock. During 2023, the Company issued $280,100 in convertible notes which accrued interest at 10% per annum with a maturity date of May 3, 2024. As of the maturity date, the holders elected to convert the total amount due of $275,810 into 1,295,537 shares of Class A common stock.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will file its corporate income tax return for the periods ended December 31, 2025 and 2024. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company has incurred a cumulative loss during the period from its inception through December 31, 2025 and the deferred tax asset from such losses have been fully valued based on their uncertainty in being used.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company's chief executive and co-founder, Baldev Krishan, Ph.D. has exclusively licensed key technology to the Company. The license agreement calls for a single payment of $10,000. Because this transaction is between related parties to the Company, there is no guarantee that the pricing reflects an arm's-length transaction.

NOTE 8 – SUBSEQUENT EVENTS

Management's Evaluation
Management has evaluated subsequent events through April 7, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.